DEMAND

PROMISSORY NOTE

$ 500,000.00	Dated as of July 18, 2019

For Value Received, H-Cyte, Inc., hereinafter called “Debtor,” promises to pay to Horne Management, LLC, located at 612 SE 5th Avenue, Suite 6, Florida, 33301, hereinafter called “Creditor,” the principal sum of FIVE HUNDRED THOUSAND DOLLARS ($500,000.00) with interest from the date hereof on the unpaid principal balance at the rate of 5.5% per annum.

I. Repayment Schedule -The Note is due and payable on demand of the Creditor.

2. Manner and Place of Payment - Each payment shall be made in lawful money of the United States of America and payable in immediately available funds at Creditor’s current address as set forth above or at such other place as the legal holder hereof shall from time to time designate to Debtor in writing. If any payment of principal or interest on this Note is due on a Saturday, a Sunday, or a legal holiday under the laws of the State of Florida, such payment shall be made on the next succeeding business day, and such extension of time shall be included in computing interest in connection with such payment.

3. No Oral Agreements - This Note is the final expression of the agreement between the parties. This document may not be contradicted by evidence of prior or contemporaneous oral agreements of the parties. There are no unwritten oral agreements between the parties.

4 Miscellaneous - This Note shall be binding upon Debtor and its successors and assigns, and shall insure to the benefit of Creditor and its successors, transferees and assigns, and all parties who may become holders of this Note. This Note is made and executed under and shall in all respects be governed and enforced by, and construed in accordance with, the laws of the State of Florida, including, without limitation, matters of construction, validity and performance. Each party to this Note acknowledges that it has reviewed this Note and hereby agrees that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Note. In the event any terms or provisions of this Note are held invalid or unenforceable, the remaining terms and conditions of this Note shall continue to be fully enforceable without change, and this Note shall be interpreted as if the invalid or unenforceable provision had not been a part hereof.

Creditor and Debtor have executed this Note as of the date set forth above:

CREDITOR		DEBTOR

HORNE MANAGEMENT, LLC		H-CYTE, INC.

BY:	/s/ William E. Horne	BY:	/s/ Jeremy Daniel
	William E. Horne, Manager		Jeremy Daniel, CFO

Date:	07/19/2019	Date:	07/25/2019